SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERNAL REGULATIONS OF THE AUDIT COMMITTEE
AND STATUTORY RISKS

1.  Object and Purpose

1.1        The Board of Directors (“Board” or “BD”) of Centrais Elétricas Brasileiras S.A. — Eletrobras (“Eletrobras” or “Company”), in the exercise of its responsibilities, approved these Internal Regulations (“Regulations”) of the Statutory Audit Committee (“Committee” or “SAC”), a permanent statutory body, in order to regulate its composition, its operation and its relationship with the other bodies of the Company and its subsidiaries, in compliance with the Eletrobras Bylaws (“Bylaws”), applicable Brazilian legislation and regulations — in particular Law No. 13303 of June 30, 2016, Law No. 3890-A, of April 25, 1961, CVM Instruction No. 308, of May 14, 1999, with subsequent amendments — in addition to the US legislation in force including the Sarbanes-Oxley Act, and rules issued by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

1.2        The purpose of the SAC, directly linked to the BD, is to advise the Board of Directors of the company and the Boards of Directors of the companies controlled by Eletrobras in the fulfillment of its guidance and superior management responsibilities, including, but not limited to, the assessment and issuance of recommendations on internal auditing, accounting and independent auditing, supervision, risks to be undertaken by the Company, internal controls, risk management and financial management, in order to make the decisions of the boards of directors of the group of government-controlled companies regarding its area of operation more efficient and effective.

1.2.1.         The members of the SAC, in performing the responsibilities and duties described in these Regulations, do not perform the roles of auditors or accountants.

1.2.2.         The planning or conduct of audits and the assertion as to the completeness, accuracy and observance of the generally accepted accounting principles of the Company's financial statements are not the responsibility of the SAC, but of the management and the independent auditors.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

1.3        The Committee shall exercise the same responsibilities described in these Regulations regarding the boards of directors of the companies controlled by the Company, in compliance with the applicable legislation and the rules established by the BD.

2.  Composition, Compensation and Expenses

2.1.     The SAC, with the prerogatives, responsibilities and obligations provided for in the applicable legislation and regulations, shall be composed of three (3) to five (5) permanent members who fulfill the independence requirements, with a two (2) year term of office for each member.

2.2.     Having exercised a term of office for any period, the members of the Committee may only rejoin such body in the Company after at least three (3) years from the end of the last term, subject to the possibility of re-election.

2.3.     The members of the Committee shall be elected by the BD, whether among its peers or not, without a substitute, and at least one member of the Board of Directors, not participating in the Board of Executive Officers of Eletrobras (“Board of Executive Officers” or “BEO”), and, in the event of election of a member that is also a member of the BD, such member shall opt to only receive the compensation of the Committee, which shall not be less than the compensation of the Advisory Committee members.

2.4.     The compensation of the SAC members shall be approved at the general meeting of Eletrobras.

2.5.     To the Board Members elected by a separate vote of the Eletrobras minority and preferred shareholders, each shall be offered a seat on the Committee, provided that the legal, statutory and regimental requirements for filling the position are met. In case of refusal, the seat shall be taken based on the general rule established in item 2.3.

2.6.     The BD shall elect, among the members of the Committee, its Coordinator and its eventual substitute in cases of absences or temporary impediments.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

2.7.     The members of the Committee shall be reimbursed by the Company for transportation, food and lodging expenses that are required for carrying out their duties, in compliance with the Company's Bylaws.

3.  Investiture, Taking of Office and Term of Office Requirements

3.1       The members of the Statutory Audit Committee shall comply with the requirements and prohibitions imposed by applicable legislation and also in the Bylaws and these Regulations.

3.2       The minimum conditions for joining the Committee, without prejudice to the provisions of item 3.3 are:

I – not to be or to have been, in the five (5) years prior to the appointment to join the Committee:

a) an officer or employee of the Company or its parent, affiliated company, subsidiary, associated company or jointly controlled company, whether direct or indirect; and

b) technician responsible, officer, manager, supervisor or any other member responsible for team management, involved in the audit work at the Company;

II - not to be or to have been, in the twelve (12) months prior to the appointment to join the Committee, a member of the Advisory Committee of the Company or its parent, affiliated company, subsidiary, associated company or jointly controlled company, whether direct or indirect;

III - not to be a spouse or relative by consanguinity or adoption, up to the second degree, of the persons referred to in item I;

IV - not to receive any other type of compensation from the Company or its parent, affiliated company, subsidiary, associated company or jointly controlled company, whether direct or indirect, other than that related to the role as a member of the SAC; and

V - not to be or to have been a holder of effective public office, even if licensed, or of a commissioned position of the public legal entity exercising control of the Company, in the twelve (12) months prior to the appointment to join the SAC;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

VI - not to meet any prohibition criteria provided for in items I, IV, IX, X and XI of the head provision of art. 29 of Decree No. 8.945/2016;

VII - to meet all the independence requirements established by the United States legislation;

VIII - compliance by the majority of members with all prohibitions contained in art. 29 of Decree No. 8.945/2016.

3.3        The fulfillment of the independence criteria established in article 22, paragraph 1, of Law No. 13.303/2016 and in article 31-C, paragraph 2, CVM Instruction No. 308/1999, amended by CVM Instruction No. 509/2011, as well as in item 3.2 above, shall be included in the minutes of the Board of Directors' meeting in which the members of the SAC are elected, which shall record the prior opinion of the Management, People and Eligibility Committee.

3.4        Independent members, under the terms of Law No. 13.303/2016, shall meet the following criteria:

I - not to have any relationship with the publicly held company or mixed company, except for shareholding;

II - not to be a spouse or relative by consanguinity or related, up to the third degree or by adoption, of a head of the Executive Branch, Minister of the Government, Secretary of State or City Secretary or administrator of a publicly held company or mixed company;

III - not to have maintained, in the last three (3) years, any type of relationship with the publicly held company, the mixed company or its controllers, which may jeopardize its independence;

IV - not to be or to have been, in the last three (3) years, an employee or officer of the publicly held company, the mixed company or controlled company, affiliate or subsidiary of the publicly held company or mixed company, unless such relationship is held exclusively with public education or research institutions;

V - not to be a supplier or buyer, whether direct or indirect, of services or products of the publicly held company or of the mixed company, in a way that implies loss of independence;

VI - not to be an employee or administrator of a company or entity that is offering or demanding services or products to the publicly held company or to the mixed company, in a way that implies loss of independence;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

VII - not to receive any other compensation from the publicly held company or from the mixed company other than that relating to the position of director, except for cash proceeds from shareholding.

3.5       One of the members of the Committee shall have proven qualification in finance, which characterizes them as a financial specialist, according to the legislation and other applicable regulations.

3.6       The members of the Committee shall have professional experience or academic training compatible with the position, preferably in accounting, auditing or in the Company's sector of activity, and the financial specialist shall have recognized professional experience in matters of corporate accounting, in compliance with CVM Instruction No. 308/99 and other applicable laws.

3.7       In regard to education, holding a bachelor's degree or postgraduate degree from an institution that is recognized or accredited by the Ministry of Education is required.

3.8       The beginning of the term of office of the SAC member of shall be from the date of their appointment by the BD.

3.9       Investiture in the position shall take place upon the signing of the instrument of investiture in the minutes book of the SAC, in compliance with the term referred to in article 149, paragraph 1, of Law No.6404/76, together with the submission and filing of the following signed documents:

a)   Report of direct or indirect ownership of securities of Eletrobras and its subsidiaries;

b)   Instrument of Adhesion to the Manual for Disclosure and Use of Information and Trading Policy of Securities, both of the Company;

c)    Statement of consent referred to in the BM&FBOVESPA Corporate Governance Level 1 Listing Regulation; and

d)   Statement of Consent to the Code of Ethical Conduct and Integrity of the Company.

3.10   Members of the SAC who have already submitted the documents listed in item 3.9 to the Company for their position as Director are exempted from submitting such documents again, and shall only sign the instrument of investiture, which shall also be signed by the Chairman of the Board.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

3.11   The Instrument of Investiture shall also include the specific working hours for the SAC, in addition to the acknowledgment of the vested person in choosing the compensation as member of the SAC, to the detriment of their compensation as Director, when applicable, without prejudice to the maintenance of the obligations and legal and statutory responsibilities inherent to both positions for the term of their respective office, in the event of accumulation.

3.12   Compliance with the requirements of this section three shall be proven by means of documents maintained at the Company's headquarters for a minimum term of five (5) years, as of the last day of the SAC member's term of office, subject to the provisions of article 147 of Law No. 6,404/76.

3.13   The members of the Committee may be dismissed by a justified vote of the absolute majority of the Board, and such dismissal shall be communicated to the CVM no later than ten (10) days after the meeting of the BD in which such matter is addressed.

3.14   In the event of a vacancy, the Board shall elect, preferably at its subsequent meeting, a member to serve a new term of office.

4.   Structure

4.1        The Committee shall have the support of the Board's Secretariat of Governance (“Secretariat of Governance”) and Board Advisor(s).

4.2        The Committee shall have operational autonomy and annual or project budget allocations, within limits approved by the Board, to conduct or determine the conduct of consultations, assessments and investigations within the scope of its activities, including the use of Board Advisors and the hiring of independent external specialists, as well as to bear with their ordinary expenses.

4.3        The Committee may receive complaints, including those of confidential nature, internal and external to the Company, in matters related to its activities, by means of the independent whistleblower channel managed by the Company's Ombudsman.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

4.4        The budget of the SAC and its advisory and administrative support unit, subordinated to the Secretariat of Governance, shall be proposed by the SAC directly to the BD.

4.5        The Company shall provide all funds required to the operation of the Committee, including making Board Advisor(s) available and making the appropriate design and structuring of the Secretariat of Governance, so that this body has adequate infrastructure and personnel to advise the conduct of SAC work and to organize the relevant meetings.

4.6        The SAC shall have the support of Eletrobras holding organization areas and of the subsidiaries involved in matters within the competence of the Committee, such as internal audit, accounting, ombudsman, compliance, internal controls and risk management, which shall be responsible for properly and timely guiding SAC responsibility matters relating to their respective companies, and the SAC may even request specific diligence within the scope of its responsibilities.

4.7        The organizational areas of Eletrobras holding involved in the SAC processes and activities shall also act as coordinators of the unified reports of the topics that affect them and that cover the subsidiaries.

5.   Responsibilities

5.1        The SAC shall have the following responsibilities:

In regard to Financial Statements

i.         Supervise the activities of independent auditors and assess their independence, the quality of the services provided and the adequacy of such services to the needs of the company;

ii.        Issue their opinion on the hiring and dismissal of independent auditors, according to the applicable rules and legislation;

iii.       Supervise the activities carried out in the Company's financial statement drafting area;

iv.      Discuss with the Board of Executive Officers and independent auditors the results of the examination of the financial statements and other significant issues that may affect the reliability of these statements;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

v.        Monitor the quality and integrity of the internal control mechanisms, the quarterly information, the Company's interim and financial statements and the information and measurements disclosed based on adjusted accounting data and on non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

vi.      Advise the Board on the review of the annual and quarterly consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), as to their compliance with legal and regulatory requirements and the appropriate status of the Company's economic and financial situation, for filing with the Comissão de Valores Mobiliários – CVM and Securities and Exchange Commission — SEC;

In regard to Internal Controls and Internal Audit

vii.     Monitor the quality and integrity of internal control mechanisms and supervise the activities carried out in the internal controls and internal audit areas;

viii.    Review the recommendation report prepared by the Independent Auditors and Control Bodies, as well as the reports on internal control related to the financial, accounting, legal and ethical aspects prepared by the Internal Audit, and to monitor compliance of the BEO with the respective recommendations, including those prepared by the SAC;

ix.          Assess the Annual Plan of Internal Audit Activities (PAINT), the Annual Report of Internal Audit Activities (RAINT), the budget and the proposals for setting the responsibilities and regulating the Internal Audit operation;

In regard to Risk Management

x.            Assess and monitor the Company's risk exposure and require, among other things, detailed information on policies and procedures concerning:

•         information security and data preservation policy;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

•         annual funding;

•         use of the Company's assets;

•         management compensation;

•         expenses incurred on behalf of the Company;

xi.          advise the Board on the establishment of policies related to risk assessment and management;

In regard to Compliance

xii.         Monitor the implementation and execution of the Integrity Program of Eletrobras companies, recommend improvements and assess the effectiveness of the internal control systems, assessing the related reports for the BD;

xiii.        Inform the BD of the existence or evidences of error or fraud represented by:

•         failure to comply with legal and regulatory rules that jeopardize the continuity of the institution;

•         fraud of any amount perpetrated by statutory officers of the Institution;

•         relevant fraud perpetrated by employees of the Company or third parties;

•         errors that result in material misstatements in the Company's financial statements.

In regard to Ombudsman and the Whistleblower Channel

xiv.       Receive, retain and determine the processing of complaints regarding accounting, internal control or audit issues, as well as complaints, including confidential, that are internal and external to the Company, in matters related to the scope of its activities, in addition to being responsible for issuing their opinion on procedures related to such matters, including the protection of information providers, such as anonymity and confidentiality assurance;

xv.         Receive and analyze information from the Board of Executive Officers, independent auditors and internal auditors on deficiencies in internal controls, disclosure of financial information and fraud involving administrators or employees, recommending appropriate measures;

xvi.       assess the reports related to the Ombudsman's activities;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

In regard to Complementary Pension Plans

xvii.      Assess, with the support of the Advisory Committee, the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the benefit plans maintained by the closed private pension entities sponsored and/or maintained by Eletrobras;

In regard to Related Party Transactions

xviii.     Assess and monitor, jointly with management and the internal audit and accounting areas, the adequacy and disclosure of transactions with related parties, as well as to previously analyze the transactions of competence of the Board involving Eletrobras and the Federal Government, its autarchies and foundations, and that meet the materiality criteria established in CVM Instruction No. 480/09 under the Related Party Transactions Policy;

In regard to Regulation

xix.   Monitor, with the support of the Advisory Committee, within the responsibilities of the SAC, changes in regulation, environmental risks and people related to the Company's and its subsidiaries' operations, the performance of regulatory and supervisory bodies in relevant matters, management of lawsuits and sanctions resulting from the regulatory agent and the information, communications and reports addressed to them, the management of lawsuits and administrative proceedings in progress, the evolution of contingent liabilities (civil, labor, tax, environmental, among other liabilities), the risk of loss and the legal measures adopted by the company;

In regard to Corporate Transactions

xx.     Monitor, within the scope of the SAC's responsibilities, corporate operations of consolidation, merger, spin-off involving Eletrobras and its subsidiaries;

xxi.   Monitor, within the scope of the SAC's responsibilities, the preparation and execution of investment and divestment plans for the Company and its subsidiaries;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

In regard to Financial Management

xxii.      Assess the Business and Management Plan and other Plans of the Company within the competence of the BD, in terms of its financing and discipline in the allocation of funds;

xxiii.     Assess the Company's financial policies, monitor its implementation and recommend possible adjustments;

xxiv.    Assess the annual budget and monitor its financial execution;

xxv.      Monitor the financial execution of capital projects and their adherence to the budgeted amounts;

xxvi.    Analyze and issue recommendations on shareholder compensation, as well as its consistency with existing dividend policies and the capital and free cash flow structure;

In regard to Contingencies

xxvii.   Check the adequacy of accounting provisions in relation to the opinion of the legal department;

xxviii.  Monitor the management of liabilities related to compulsory loans;

In regard to their Governance

xxix.    Establish a schedule and work plan for its operation and submit them, as well as the respective changes, to the approval of the BD;

xxx.      Prepare an annual report with information on the activities, results, conclusions and recommendations, and record, if any, significant discrepancies between management, independent auditors and the SAC in relation to the financial statements;

xxxi.    Recommend the correction or improvement of policies, practices and procedures identified within the scope of its responsibilities;

xxxii.   Conduct the formal assessment, on an annual basis, of the internal audit managers and the general ombudsman of the Company;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

xxxiii.  Observe the conditions imposed in applicable laws and regulations, whether Brazilian or foreign, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE;

xxxiv. Monitor the process of preparing the Management Report, the Financial Statements and the Explanatory Notes, discussing with each party involved, in a timely manner, the documents and reports that support the submitted information.

5.2        The Committee shall receive and discuss regular internal and independent audit reports on the results of its activities, including Board answers to recommendations on controls and non-conformities, together with notes and recommendations.

5.3        The members of the Committee shall have access to all the information and documents required to the exercise of their duties, and the Secretariat of Governance shall act with a view to obtaining such information and documents.

5.4        SAC members shall be completely independent in the exercise of their duties, and shall keep the provided information under confidentiality, in compliance with the applicable legal, statutory and regimental provisions.

5.5        The Audit Committee member position is not delegable.

5.6        The Coordinator of the Committee shall:

a)   call, establish and chair the meetings of the Committee;

b)   comply with and enforce the rules of these Regulations;

c)   approve the agenda and schedule of the Committee's meetings;

d)   ensure, with the support of the Secretariat of Governance and the Board Advisory, that members of the Committee are provided with complete and timely information on the matters of the meetings' agendas;

e)   deliberate on the invitation, to the meetings, of external participants to the Committee, including external experts and/or of the Company, observing any conflicts of interest issues;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

f)    submit to the BD and, if applicable, to another body or member of the Board, the analyzes, opinions and reports prepared within the scope of the Committee;

g)   coordinate the Committee's annual evaluation process, in light of the guidelines set forth by the Board;

h)   propose additional rules necessary for the work of the Committee;

i)     propose and discus the annual work plan with the BD;

j)    perform other acts of a technical or administrative nature necessary for the exercise of their duties;

k)   represent the Committee in its relationship with the Company's Board of Directors and its internal and external audits, internal bodies and committees, signing, when necessary, the correspondence, opinions, invitations and reports addressed to them;

l)     prepare the annual budget proposal of the Committee, or its amendments, for the approval and ratification by the Company's Board of Directors; and

m) request the Board of Executive Officers to contract specialized services, when necessary for the proper performance of the Committee.

5.6.1   The Coordinator of the Committee, together with other members of the Committee, when necessary or convenient, shall:

a)    report the work, opinions, demands and conclusions of the Committee to the BD every month; and

b) attend the Company's general meetings.

5.7       The Secretariat of Governance shall:

a)   advise the Coordinator in setting the schedule, in the preparation of the work plan, the procedures for carrying out the Committee's meetings and in the follow-up of lawsuits and measures;

b)   send the calls for the Committees' meetings, including the Independent Auditors, members of the BEO, employees, collaborators and consultants of the Company and other possible participants in the meetings, according to the Coordinator's guidelines;

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

c)   interact with members of the BEO in order to meet requests for clarifications and information on the matters submitted to the Committee;

d)   prepare, under the guidance of the Coordinator, an annual schedule of regular meetings for submission for the Committee's approval at the last meeting of the year;

e)   supervise the preparation of the material to be distributed to the members of the Committee prior to the respective meetings, providing for its timely and complete distribution; and

f)    draft the minutes of the meetings of the Committee;

g)   organize and maintain in its custody the documents relating to the activities carried out by the Committee;

h)   attend to other activities necessary for the operation of the Committee.

5.8        It is incumbent upon the Advisory Committee, appointed in the form of the Internal Regulations of the Board and appointed by the Chairman of the BD, to act in the Committee, under the supervision of the Secretary of Governance:

a)   support the Secretariat of Governance in all their administrative support duties.

b)   technically support the work of the Committee, preparing reports and spreadsheets and conducting technical analyzes and studies on specific matters;

c)   give advice on contents of the Committee's meeting agendas and on work related to the matters analyzed by the Committee, as well as those related to audit and internal controls;

d)   advise, on request of the SAC members, in the technical analysis of the contents of the reports submitted to the Committee; and

e)   provide the Committee with the necessary logistic means for its proper operation.

5.9        The members of the Committee shall promptly inform the Financial and Investor Relations Office of any changes in their shareholding positions in Eletrobras, its subsidiaries and in the companies in which it has relevant shareholding, under the conditions and as determined by the CVM, as well as under the conditions set forth in the Company's Information Disclosure Policy.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

6.  Meetings

6.1        The ordinary meetings of the Committee shall be held in accordance with the approved annual schedule, whereby calls to its members are dismissed, and extraordinary meetings may be held whenever necessary.

6.2        SAC members shall comply with the working hours established in their relevant election and term of office, observing the minimum limit of twenty (20) monthly hours, and they shall meet:

a)   in ordinary meetings, at least four times a month, at a date, place and time established by the Coordinator;

b)   monthly with the Internal Audit and the BD;

c)   quarterly with the BEO, with the Independent Audit and with the Advisory Committee;

d)   with the Audit Committee and the BD, at the request of these Collegiate Officers, to discuss policies, practices and procedures identified within the scope of their respective competencies;

e)   in extraordinary meetings, whenever called by the Coordinator, as a matter of urgency to attend to the company's legitimate interest or to avoid forfeiture of right.

6.2.1.    The monthly meeting with the BD, referred to in section “b” of item 6.2 above, shall take place in the ordinary meetings of the Board, at which time the Coordinator or their designated substitute shall report to the other Directors on the work of the Committee in the corresponding period.

6.3        The request for inclusion of a subject on the agenda of the SAC and the provision of support material to the Secretariat of Governance shall occur at least seven (7) days in advance of the date of the meeting for which the matter shall be addressed.

6.4        The agenda of the meeting and the supporting material shall be delivered to the SAC members at least four (4) days in advance, except in cases authorized by the Committee Coordinator as a matter of urgency.

6.4.1   In view of the time limits for its preparation, the sending of financial statements shall be considered regular at least forty-eight (48) hours before the relevant meeting, being it certain that best efforts shall be made to observe the time limit provided for in the head provision.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

6.5        The Coordinator shall define the meeting agenda, taking into account the Annual Schedule, the resolutions of the Committee, the request of the BD or its Chairman, the requests of any member of the Committee, the boards of directors of the controlled companies or the chairmen thereof.

6.6        Requests regarding the establishment of the schedule, the inclusion of extraordinary matters on the agenda, and calls of extraordinary meetings of the Committee shall be sent to the Governance Secretariat, which shall submit the request to the Committee Coordinator, with a copy to the Secretary of Governance.

6.7        The agenda of the meeting shall be composed of advisory matters to the BD and to the other boards of directors of the subsidiaries and for informative matters to the Committee for follow-up.

6.8        The Committee shall meet preferentially at the Company's headquarters, or at another location, or by telephone or videoconference, or by any other means of communication that ensures the voting of its members, provided that it appears in the call notice.

6.9        In duly demonstrated emergency situations, the Committee may, by decision of its Coordinator, deliberate among absentees in a virtually called meeting, provided that the members' statements are made by electronic correspondence and reproduced in the minutes of the meeting, which shall be signed by the members who expressed themselves.

6.10     The meetings of the Committee shall occur with the presence of the majority of its members and its resolutions shall be taken by the vote of the majority of its members present and shall not have a decisive, but opinionated nature.

6.10.1.      Members are not allowed to send a representative to Committee meetings in the event they are prevented from attending.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

6.11     In case of a tie, the Coordinator of the Committee shall exercise a casting vote.

6.12     Invitees who attend meetings shall not have the right to vote.

6.13     Each meeting of the Committee shall be recorded in minutes, which shall contain a record of the matters discussed, comments and recommendations, attendance and absences of its members, and may be drafted in summary form, and shall be made available in the Governance Portal for access by the members of the Board and the Committee, after being read, approved and signed by those present at the meeting; and (ii) filed at the Company's headquarters.

6.14     Eletrobras shall disclose the Minutes of the SAC Meetings in the form of a statement.

6.15     The control bodies shall have full and unrestricted access to the contents of the SAC minutes and their respective annexes and manifestations, subject to the transfer of confidentiality.

6.16     Opinions on matters submitted for consideration by the Committee shall be an integral part of the minutes of the meeting or, when submitted later, they shall have been read, approved and signed by those present at the meeting.

6.17     The members of the Committee may record their notes and recommendations in the minutes of the meeting and/or in an opinion concerning the matters addressed in the Committee.

6.18     The Committee may request joint meetings with other Committee(s).

7.  Responsibilities and Duties

7.1        The members of the Committee undertake to comply with these Regulations, Eletrobras' Bylaws, its Ethical and Integrity Code of Conduct, its Disclosure Policy and Use of Relevant Information and Securities Trading, its Code of Corporate Governance Practices and other applicable internal rules.

7.2       The members of the Committee shall be subject to the same legal duties and responsibilities imposed on the Directors by article 160 of Law No. 6.404/76, including the obligation to inform the Board of the existence of any conflict of interest and the duty to keep the confidentiality of the documents and information made available to them and which are not yet available to the public.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

7.3       The confidentiality of the information shall be treated in the light of Eletrobras' Information Security policy and standards, as well as the legislation and other rules that regulate its activities.

7.4.   A detailed annual report prepared by the Committee shall be kept at the Company's headquarters for a period of five (5) years, containing the description of:

a) its activities, the results and conclusions achieved and the recommendations made;

b) any situations in which there is significant divergence between the Company's management, the independent auditors and the Committee in regard to the Company's financial statements.

8. Evaluation

8.1.      The Committee shall annually carry out its performance evaluation, the result of which shall be submitted by the Committee Coordinator to the Board's acknowledgment and evaluation.

9.   Amendment, Interpretation and Publication

9.1.     The guidelines regarding Committee operation, also with regard to its scope to the subsidiaries, shall be defined by the Board. These Internal Regulations may be amended by the BD< by means of the proposal of any of its members or proposal of the Committee or its Coordinator.

9.2.     In case of a gap in these Regulations, the Committee Coordinator shall apply the procedural rules of the BD Internal Regulations, insofar as they are not incompatible with the nature and duties of this Committee and with the legal, regulatory and statutory provisions applicable to the SAC.

9.3.      These Regulations shall enter into force on the date of their approval by the BD and shall be published on the electronic websites of Eletrobras and its subsidiaries.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

10.               Work Plan

10.1.   The Committee shall propose a Work Plan annually, to be approved by the BD, which shall contain the schedule of the activities of the Committee with the subsidiaries, with thematic alignment in regard to the matters set forth in these Regulations and by means of unified reports coordinated by the responsible areas of Eletrobras holding company.

10.2.   The Work Plan of the Committee shall be disclosed to the Chairmen of the Board of Directors of the subsidiaries for acknowledgment and compliance.

Internal Regulations approved by the Eletrobras Board of Directors on their 828th meeting, held on 02.22.2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Wilson Ferreira Junior
Wilson Ferreira Junior CEO and Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.